SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                                    13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 5)*

                          United Water Resources Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   0009131901
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                                 (CUSIP Number)

                                Joseph V. Boyle
                        Lyonnaise American Holding, Inc.
                           2000 First State Boulevard
                        Wilmington, Delaware 19804-0508

                                with a copy to:
                             Piper & Marbury L.L.P.
                          1251 Avenue of the Americas
                         New York, New York 10020-1104
                      Attention: Garry P. McCormack, Esq.
                                 (212) 835-6210
      --------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 22, 1998
                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                  (Continued on following pages)

                        (Page 1 of 6 Pages)
______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the
remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  0009131901             13D                         Page 2 of 6 Pages

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lyonnaise American Holding, Inc.
    IRS Identification No. 36-3140269
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |_|
                                                                       (b) |_|
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3   SEC USE ONLY
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4   SOURCE OF FUNDS*

    SC; OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF       10,725,238.41

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY       -0-
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON        10,725,238.41
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                 -0-
             --------------------------------------------------------------
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,725,238.41
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.1%
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14   TYPE OF REPORTING PERSON

     HC; CO
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                *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  0009131901             13D                       Page 3 of 6 Pages

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Suez Lyonnaise des Eaux (formerly Lyonnaise des Eaux)
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |_|
                                                                       (b) |_|
---------------------------------------------------------------------------
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3   SEC USE ONLY
---------------------------------------------------------------------------
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4   SOURCE OF FUNDS*

    SC; OO
---------------------------------------------------------------------------
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    France
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             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF       10,725,238.41

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY       -0-
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON        10,725,238.41
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                 -0-
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,725,238.41
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.1%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC; CO
---------------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D                   Page 4 of 6 Pages

     This Amendment No. 5, dated April 27, 1998, amends and supplements the Statement on Schedule 13D, dated November 30, 1990, as amended and supplemented by Amendment no. 1, Amendment no. 2, Amendment no. 3 and Amendment no. 4 thereto, filed by Lyonnaise American Holding, Inc., a Delaware corporation
("LAH"), and Suez Lyonnaise des Eaux (formerly Lyonnaise des Eaux), a French societe anonyme ("Lyonnaise"), with respect to the common stock, no par value, of United Water Resources Inc., a New Jersey corporation (the "Issuer"). Unless otherwise defined, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

      Item 3 of this Schedule 13D is hereby amended and supplemented as follows:

Item 3.    Source and Amount of Funds.

     LAH purchased additional shares of Common Stock by reinvesting cash dividends paid by the Issuer on the Common Stock pursuant to the Issuer's Dividend Reinvestment and Stock Purchase Plan as follows:

                      Dollar             No. of Shares of           Price
  Date            Amount Reinvested   Common Stock Acquired       Per Share

June 2, 1997        $2,285,181.16         127,574.6635              $17.9125
September 2, 1997   $2,314,523.33         128,853.0733              $17.9625
December 1, 1997    $2,344,159.54         135,158.3586              $17.3438
March 2, 1998       $2,375,245.96         124,603.0668              $19.0625

     On April 22, 1998, LAH converted 328,177 shares of Preference Stock into 273,479 shares of Common Stock at the conversion ratio of 0.83333 shares of Common Stock for each share of Preference Stock. No funds were paid by LAH to effect the conversion of such shares of Preference Stock.

     Item 5(a) of this Schedule 13D is hereby deleted in its entirety and replaced with the following:

Item 5.    Interest in Securities of the Issuer.

     (a) The aggregate number of shares of Common Stock owned by LAH is 10,725,238.41. The Issuer has advised LAH that as of April 22, 1998 there were

                                                             Page 5 of 6 Pages

36,892,226 shares of Common Stock issued and outstanding after giving effect to the issuance to LAH on April 22, 1998 of 273,479 shares of Common Stock upon conversion of 328,177 shares of Preference Stock. Consequently, LAH currently owns 29.1% of the outstanding Common Stock. Lyonnaise, through its 100% ownership of LAH, may also be deemed to be the beneficial owner of such 10,725,238.41 shares of Common Stock.

     Mr. Jacques F. Petry, Vice President of LAH, owns 2,817.41 shares of Common Stock, of which 119.15 shares of Common Stock are owned directly, 525.98 shares of Common Stock are owned through the Issuer's 1997 Directors Restricted Stock Plan and 2,172.28 shares of Common Stock are owned through the Issuer's Directors Restricted Stock Pension Plan. Mr. Thierry Bourbie, President-Water Division of Lyonnaise, owns 3,275.01 shares of Common Stock, of which 119.15 shares of Common Stock are owned directly and 3,155.86 shares of Common Stock are owned through the Issuer's 1997 Directors Restricted Stock Plan. Mr. George
F. Keane, Director of the Issuer and Chairman of Trigen Energy Corporation, an affiliate of Lyonnaise, owns 4,155.86 shares of Common Stock, of which 1,000 shares of Common Stock are owned directly and 3,155.86 shares of Common Stock are owned through the Issuer's 1997 Directors Restricted Stock Plan. Mr. Joseph
V. Boyle, Vice President-Finance of LAH, owns 1,284.64 shares of Common Stock, of which 332.09 shares of Common Stock are owned directly and 952.56 shares of Common Stock are owned through the Issuer's 401(k) plan, and holds directly stock options to purchase an aggregate of 5,150 shares of Common Stock at an exercise price per share that is above the current market price for the Common Stock. Mr. Jean-Michel Brault, Vice President of Lyonnaise, holds directly stock options to purchase an aggregate of 7,500 shares of Common Stock at an exercise price per share that is above the current market price for the Common Stock.

     To the knowledge of LAH and Lyonnaise, no other executive officers or directors of LAH or Lyonnaise beneficially own any shares of Common Stock.

                                                            Page 6 of 6 Pages

Signature.

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:       April 27, 1998


                               LYONNAISE AMERICAN HOLDING, INC.


                               By: /s/ Joseph V. Boyle
                                  Name:  Joseph V. Boyle
                                  Title:  Vice President - Finance



                               SUEZ LYONNAISE DES EAUX



                               By: /s/ Jean-Michel Brault
                               Name:  Jean-Michel Brault
                                  Title:  Vice President




                                  Page 6 of 6